UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66396

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: pHpartners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

515 Congress Avenue, Suite 1515
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Benjamin Perkins	512-682-5309	ben@phpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC
(Name – if individual, state last, first, and middle name)

P.O. Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

11/20/2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Benjamin Perkins, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of pH Partners, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TYLER BOWMAN
Notary ID #133691691
My Commission Expires
April 6, 2026

NOTARY PUBLIC STATE OF TEXAS

Notary Public

Signature:

Title: Managing Partner

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PH Partners, LLC

Financial Statements and Supplemental Schedules

With Report of Independent Registered Public Accounting Firm

December 31, 2024

PH Partners, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2024

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and
Member of pH Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of pH Partners, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of pH Partners, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of pH Partners, LLC's management. Our responsibility is to express an opinion on pH Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to pH Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of pH Partners, LLC's financial statements. The supplemental information is the responsibility of pH Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as pH Partners, LLC's auditor since 2018.

Austin, Texas
March 12, 2025

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

PH Partners, LLC
Statement of Financial Condition
December 31, 2024

Assets	
Current Assets	
Cash and cash equivalents	$ 425,948
Accounts receivable, net	179,073
Related party receivable	48,584
Prepaid expense and other current assets	65,164
Total current assets	718,769
Fixed assets, net	61,922
Other Assets	
Operating lease right of use asset	390,360
Finance lease right of use asset	33,104
Security Deposit	19,999
Total assets	**$ 1,224,154**
Liabilities and member's equity	
Current liabilities	
Accounts payable	$ 4,100
Accrued expenses	94,973
Current portion of vehicle finance lease obligations	25,090
Current portion of operating lease obligations	137,027
	261,190
Long term liabilities	
Long term portion of vehicle finance obligations	5,377
Long term portion of operating lease obligations	279,452
	284,829
Total liabilities	546,019
Member's equity	678,135
Total liabilities and member's equity	**$ 1,224,154**

The accompanying notes are an integral part of these financial statements.

PH Partners, LLC
Statement of Operations
For the year ended December 31, 2024

Revenues:	
Advisory revenue	$ 1,328,419
Success fees	1,276,717
Real estate commissions	100,887
Total revenues	$ 2,706,023
Operating expenses:	
Commission and compensation	$ 1,378,956
Bad debt expense	111,493
Regulatory fees	29,598
Travel and entertainment	193,296
Legal and professional	207,515
Technology and communication	140,166
Office and occupancy	157,927
Other expense	199,153
Total operating expenses	$ 2,418,104
Other expense/income	
Interest income	3
Net income	$ 287,922

The accompanying notes are an integral part of these financial statements.

PH Partners, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2024

	Capital Contributions (Distributions)	Net Income	Member's Equity
Balance - December 31, 2023		$ -	$ 481,278
Contributions	88,935	-	88,935
Distributions of capital	(180,000)		(180,000)
Net income	-	287,922	287,922
Balance - December 31, 2024	$ (91,065)	$ 287,922	$ 678,135

The accompanying notes are an integral part of these financial statements.

PH Partners, LLC
Statement of Cash Flows
For the year ended December 31, 2024

Cash flows from operating activities:	
Net income	**$ 287,922**
Adjustments to reconcile net income	
to net cash used in operating activities:	
Depreciation expense	9,965
Depreciation expense vehicle	30,108
Operating lease right of use asset	(325)
Bad debt expense	111,493
Changes in operating assets and liabilities:	
Accounts receivable	(85,250)
Related party receivables	(38,774)
Prepaid expenses and other assets	(2,623)
Accounts payable	(7,552)
Deferred revenue	(5,000)
Accrued expenses	27,277
Net cash provided by operating activities	**327,241**
Cash flows from financing activities:	
Payments on finance lease	(30,368)
Contributions from Member	88,935
Distributions to Member	(180,000)
Net cash used in financing activities	**(121,433)**
Net increase in cash	205,808
Cash and cash equivalents at beginning of year	220,140
Cash and cash equivalents at end of year	$ 425,948

Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 444
Cash paid for taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Business

PH Partners, LLC (the "Company"), a Delaware Corporation, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not claim an exemption from Rule 15c3-3, in reliance on footnote #74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in question 8 on the related FAQ released by SEC staff. The Company does not hold customer funds or securities. The Company focuses primarily on two types of business: 1) private placements of securities; and 2) other securities business comprised mainly of merger and acquisition (M&A) advisory services.

Note 2 – Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid financial instruments, with original maturities of three months or less when purchased, to be cash.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Accounts Receivable

Significant Judgments - Revenue from contracts with customers includes advisory revenue, success fees, and real estate commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Advisory Revenue - Advisory revenue fees originate from the execution of an engagement letter with a client to provide resources to assist the client in preparing information needed in order to raise capital or sell their company. The execution of an engagement letter by a client creates the performance obligation to assist the client by providing transaction advisory services. General activities and tasks included within the Company's promise to provide these monthly services include preparing presentations, confidential information memorandums, financial analysis and modeling, and a competitive market analysis. Non-refundable advisory fees are billed and recognized monthly

as these activities are performed over a period of time. As of December 31, 2024, the Company has no open contracts as the advisory revenues are fully earned.

Success Fees - Success fees originate from the execution of an engagement letter with a client in order to raise capital or sell their company. The engagement letter defines the formula used to calculate the success fees in the event of a successful transaction closing. The execution of an engagement letter by a client generates the performance obligation to successfully complete the financial transaction. Success fee revenues are not recognized until the transaction closes, at a point in time, due to the unforeseeable nature of successfully completing a transaction.

Real Estate Commissions - The Company served as a broker-dealer in 2024 assisting Hamilton Zanze ("HZ") and in evaluating potential investors and reviewing offering documents. The relationship with HZ provided for a 35 basis points commission on the dollars invested by an evaluated investor. The performance obligation is defined as a successfully completed investment and commission revenues are not recognized until the transaction closes, at a point in time, due to the unforeseeable nature of successfully completing a transaction.

Accounts Receivable - Accounts receivable consists of services performed through the balance sheet date which are generally billed and collected within 60 days. Accounts receivable are recorded at amounts billed to clients less an allowance for doubtful accounts. The Company assesses its receivable balance based on historical loss patterns, aging of the receivables, and assessments of specific identifiable accounts considered at risk or uncollectible. Receivable balances are written off when collection is deemed unlikely. The Company's allowance for doubtful accounts was $85,845 as of December 31, 2024.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, and accounts payable and accrued expenses. From time to time, the Company has cash and cash equivalents in excess of federally insured limits. Management considers the financial institution to be financially stable and no loss of funds has been incurred or anticipated.

Advertising Costs

The Company's policy for advertising costs is to expense the costs as incurred. The Company had $15,871 in advertising expenses for 2024.

Fair Value Measurements

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes

The financial statements do not include a provision for income taxes because the Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is

required to file and does file tax returns with other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. As of December 31, 2024, the Company did not have any uncertain tax positions.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2024, the Company had zero Texas margin tax expense.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by Financial Accounting Standards Board ("FASB") or other standard setting bodies are not expected to have material impact on the Company's financial position, results of operations or cash flows.
The Company follows Accounting Standards Update 2023-07-Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.
The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The COCM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same described in the description of business and summary of significant accounting policies notes.
The CODM is the Company's President.

Note 3 – Property and Equipment

Property and equipment consist principally of equipment, computers, and furniture. Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over 3-5 years. Furniture and fixtures are depreciated over 5-10 years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

Property and equipment consists of the following as of December 31, 2024:

Furniture and fixtures	$ 78,345
Equipment and computers	31,676
Subtotal	110,021
Less Accumulated Depreciation	(48,099)
Total	$ 61,922

Depreciation expense for the year ended December 31, 2024 was $9,965.

Note 4 – Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. The Company's ratio of aggregate indebtedness to net capital was 57.59 to 1. At December 31, 2024, the Company had net capital of $270,289 which was $259,912 in excess of its required net capital of $10,377 on that day.

Note 6 - Concentration

During the year ended December 31, 2024, the Company had 2 customers that represented more than 10% of Company advisory revenue and success fees as listed below.

Customer A	22%

Customer B	21%

As of December 31, 2024, 4 customers comprised more than 10% of Company accounts receivable as listed below:

Customer C	30%
Customer D	16%
Customer E	12%
Customer F	13%

Note 7 – Leases

Office Lease

In June 2022, the Company entered into a 5-year operating lease. The agreement commenced in October 2022 and the Company recorded a total operating lease liability of $673,351 and $650,211 right-of-use asset. The Company measures its lease liability at the net present value of the remaining lease payments. The rate implicit in the Company's lease is not readily determinable; therefore, in order to value the Company's lease liability, the Company uses an incremental borrowing rate which reflects the fixed rate at which the Company could borrow a similar amount for the same term, and with similar collateral as in the lease at commencement date. The Company used a rate of 1.25% to determine the lease liability. The weighted average remaining lease term is 2.92 years.

Rent expense was approximately $157,927 for the year ended December 31, 2024.

At December 31, 2024, the Company has non-cancellable operating lease commitments, excluding variable considerations. The undiscounted annual future minimum lease payments are summarized by year as follows:

2025	141,455
2026	145,697
2027	137,293
Total minimum lease payments	$ 424,445
Less: amounts representing interest	7,966
Present value of minimum lease payments	$ 416,479
Current portion of operating lease	(137,027)

Operating lease, long-term	$ 279,452

Vehicle Finance Lease

In March 2021, the Company entered into a 5 year financing lease agreement to purchase a vehicle. The Company recorded a total finance lease liability and asset of $150,531. The Company measures its lease liability at the net present value of the remaining lease payments. In order to value the Company's lease liability, the Company used the implicit rate of 0.90%. The weighted average remaining lease term is 1.17 years. Total payments made on the loan were $30,811 which included interest expense of $444.

Future minimum payments under finance lease as of December 31, 2024 are summarized as follows:

2025	30,811
2026	5,135
Total minimum lease payments	$ 35,946
Less: amounts representing interest	5,479
Present value of minimum lease payments	$ 30,467
Current portion of operating lease	(25,090)
Operating lease, long-term	$ 5,377

Note 8 – Related Party Transactions

The Company has an affiliate company, pH Blueprint, which is provided administrative services. The Company incurred $41,394 of expenses of behalf of pH Blueprint and has a receivable of $48,584 from pH Blueprint as of December 31, 2024.

In February, 2023 the Company entered into an agreement with pH Blueprint in which the Company will pay office occupancy and certain common expenses on behalf of pH Blueprint. The Company will be paid $5,000 a month. For the year ended December 31, 2024 the total received from ph Blueprint was $59,000 and is captured in office and occupancy expense on the Statement of Operations. Additionally, the Company leases a storage facility from an affiliate for $800 per month as of August, 2024.

Note 9 - Defined Benefit Plan

In 2021, the Company adopted a defined benefit pension plan. All employees and partners not excluded by class are eligible to enter on the January 1 or July 1 coincident with or following the completion of one year of service and reaching the age of 21.

Participants are fully vested upon completing five years of service, excluding years with less than 1,000 hours. The pension benefit is payable for the life of the participant and begins on the normal retirement date, which is 62 years old.

Selected financial information for the pension plan is as follows:

	2024
Change in projected benefit liability	
Liability at January 1, 2024	$ 261,041
Interest cost	13,052
Employer contributions	38,338
Liability at December 31, 2024	$ 312,431

Change in fair value of plan assets	
Fair value at January 1, 2024	$ 263,562
Actual return on plan assets	24,900
Employer contributions	-
Fees	(2,598)
Fair Value at December 31, 2024	$ 285,864
Funded status	(26,567)

The components of benefit expense are as follows for the year ended December 31, 2024:

Components of benefit expense:	
Service Cost	$ 0
Interest cost	0
Benefit expense	26,000

The following table provides the weighted-average assumptions used to determine projected benefit liability and benefit expense for the pension plan as of December 31, 2024:

Weighted-average assumptions	
Liability discount rate	5.28%
Expected return on plan assets	5.0%
Plan Assets	

The pension plan investment strategy includes the use of actively managed securities and is reviewed periodically in conjunction with plan liabilities, an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments. The investment objective is to ensure that funds are available to meet the plan's benefit obligations when they become due. The overall investment strategy is to prudently invest plan assets in a well-diversified portfolio of equity and high-quality debt securities to achieve the long-term expectations.

The expected long-term rate of return on plan assets is 5.0%.

Plan assets measured at fair value as of December 31, 2024 are categorized consistently by level as follows:

	Total	Level 1	Level 2	Level 3
Cash and cash equivalent	$ 285,864	$ 285,864		
	-	-		-
Total	$ 285,864	$ 285,864	-	-

Note 10 - Defined Contribution Plan

The Company also has a contributory retirement plan (401k) for eligible employees. Eligible employees may contribute to the 401k up to 100% of their eligible compensation on a pre-tax or post-tax basis not to exceed IRS limits. The Company makes Safe Harbor matching contributions of 3% of contributed compensation. Contribution expenses for the 401k was $29,577 for the year ended December 31, 2024 and the Company recorded a liability of $29,989 for the year ended December 31, 2024.

Note 11 – Subsequent Events

The Company has evaluated subsequent events through March 10, 2024, the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued.

PH Partners, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2024
SCHEDULE I

Total member's equity for net capital	$	678,135
Deductions and/or charges:		
Non-allowable assets		(407,846)
Total deductions and/or charges		(407,846)
Net capital before haircuts on securities		270,289
Haircuts on securities	-	
Net Capital	$	270,289
Aggregate indebtedness:		
Accounts payable and accrued expenses		155,659
Total aggregate indebtedness	$	155,659
Computation of basic net capital requirement:		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	10,377
Net capital in excess of minimum requirement	$	259,912
Ratio of aggregate indebtedness to net capital		57.59

No differences exist between the net capital computation above and the computation included in the corresponding unaudited FOCUS Report Form X-17A-d, Part II for December 31, 2024. as filed on March 13, 2024. Accordingly, no reconciliation is deemed necessary.

PH Partners, LLC
Schedule II & Schedule III
December 31, 2024

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption from Rule 15c3-3, in reliance on footnote #74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in question 8 on the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Schedule III
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption from Rule 15c3-3, in reliance on footnote #74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in question 8 on the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and
Member of pH Partners, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) pH Partners, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and (2) real estate related commission fees. Further, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year of December 31, 2024 without exception.

pH Partners, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about pH Partners, LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
March 12, 2025

pH Partners' Exemption Report

pH Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services and (2) real estate related commission fees. Further, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Benjamin Perkins, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:
By: Ben Perkins
77E5B14EC8F745A...
Ben Perkins, Managing Partner

03/03/2025

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and
Member of pH Partners, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of pH Partners, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their intended purpose. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting the following difference: total revenues per the Form SIPC-7 were $2,706,026 and total revenues per the audited financial statements were $2,706,023, a difference of $3;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting the following difference: total interest income deducted from total revenue to calculate SIPC Net Operating Revenues per the Form SIPC-7 was $3. SIPC Net Operating Revenues per the Form SIPC-7 were $2,706,023 and total revenues per the audited financial statements were $2,706,023, noting no difference;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

BAUER & COMPANY audit & accounting services

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
March 12, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
PH PARTNERS LLC	8-66396

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,706,026.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 2,706,026.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income — $ 3.00		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 3.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 3.00
7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**		$ 2,706,023.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 4,059.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-7 or 7A		$ 4,059.00	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 10.76		
	b Overpayment(s) applied on all 2024 SIPC-7 and 7A(s)	$ 0.00		
	c Any other overpayments applied	$ 0.00		
	d All payments applied for 2024 SIPC-6 and 6A(s)	$ 1,890.24		
	e All payments applied for 2024 SIPC-7 and 7A(s)	$ 0.00		
	f Add lines 11a through 11e		$ 1,901.00	
12	**LESSER** of line 10 or 11f.			$ 1,901.00
13	a Amount from line 8		$ 4,059.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 1,901.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 2,158.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 2,158.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No. 8-66396	*Designated Examining Authority* DEA: FINRA	*FYE* 2024	*Month* Dec
MEMBER NAME	PH PARTNERS LLC		
MAILING ADDRESS	515 CONGRESS AVENUE STE 1515 AUSTIN, TX 78701		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

PH PARTNERS LLC	Jeffrey Heller
(Name of SIPC Member)	(Authorized Signatory)
2/21/2025	jphellercpa@comcast.net
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.